1933 ACT FILE NO.:  333-203327
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1628414

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1460

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on July 14, 2015 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2015-3Q

(ADVISORS DISCIPLINED TRUST 1460)






                      A portfolio of stocks included in the
                          NASDAQ Q-50 Index(SM) seeking
                              capital appreciation







                                   PROSPECTUS

                                 JULY 14, 2015











        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide capital appreciation by investing in stocks included in the NASDAQ Q-50 Index(SM) (the "Index").

  The Index is a market capitalization-weighted index designed to track the performance of securities of companies that are next-eligible for inclusion in the NASDAQ-100 Index(R). The Index is comprised of the eligible securities of companies (the "Index Securities") ranked by market capitalization and reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade, and biotechnology. It does not contain securities of financial companies, including banking and investment companies, as these are ineligible for NASDAQ-100 Index(R) inclusion. The Index is described in greater detail under "Understanding Your Investment--The NASDAQ Q-50 Index(SM)". The security types eligible for the Index include foreign or domestic stocks, ordinary shares, American Depositary Receipts ("ADRs") and tracking stocks. References to "stocks" in the prospectus refer to all such types of securities.

  The trust seeks to invest on an ongoing basis in substantially all of the stocks that comprise the Index. There can be no assurance that this objective will be met. The initial portfolio seeks to replicate the composition of the Index to the extent practicable. During the trust's life, the trust will change to reflect any change in the component stocks in the Index. The trust will generally change to reflect any changes in the weightings of the components within the index only at the time that the Index is rebalanced. Precise replication of the securities in the Index may not be achieved at the time of an Index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the trust.

                                 PRINCIPAL RISKS

 As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST IS CONSIDERED TO BE CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INFORMATION TECHNOLOGY AND HEALTH CARE SECTORS. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND WITH THAT OF ITS TARGET INDEX. This can happen for reasons such as an inability to replicate the weighting of each stock, the timing of trust rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the trust, and trust expenses.

* STOCKS OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST INVESTS SIGNIFICANTLY IN STOCKS OF SMALL AND MID-SIZE COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a portfolio of stocks of companies included in an index.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in stocks of companies included in an index.

  *  seek current income or capital preservation.

          --------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                               $10.0000

          INCEPTION DATE                                   July 14, 2015
          TERMINATION DATE                              October 17, 2016

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                                $0.0210 per unit

          DISTRIBUTION DATES                            25th day of June
                                                            and December
          RECORD DATES                                  10th day of June
                                                            and December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                 00773D320
            Reinvest distributions                             00773D338
          Fee Based Accounts
            Cash distributions                                 00773D346
            Reinvest distributions                             00773D353

          TICKER SYMBOL                                           NQFNFX

          MINIMUM INVESTMENT                            $1,000/100 units

          --------------------------------------------------------------

*  As of July 13, 2015 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.24%            $2.38
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.34%            $3.38
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning
November 20, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $369
          3 years             $926
          5 years           $1,509
          10 years          $3,089

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to the reduced rollover sales charge of 1.95%.


                                                        Investment Summary     3

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2015-3Q
(ADVISORS DISCIPLINED TRUST 1460)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, JULY 14, 2015


                                                                              PERCENTAGE OF      MARKET       COST OF
 NUMBER       TICKER                                                       AGGREGATE OFFERING   VALUE PER    SECURITIES
OF SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS - 100.00%

                       CONSUMER DISCRETIONARY - 22.83%

     45       CTRP       Ctrip.com International Limited (3)(4)                    2.23%         $73.81         $3,321
     34       EXPE       Expedia, Inc.                                             2.54          111.12          3,778
     85       GT         The Goodyear Tire & Rubber Company                        1.68           29.41          2,500
     38       HAS        Hasbro, Inc.                                              2.00           78.22          2,972
    177       JD         JD.com, Inc. (3)(4)                                       4.04           33.90          6,000
     94       LKQ        LKQ Corporation (4)                                       1.95           30.76          2,891
     42       LULU       lululemon athletica, Inc. (4)                             1.81           64.11          2,693
    118       NWSA       News Corporation  - Class A (4)                           1.15           14.43          1,703
     62       NWS        News Corporation  - Class B (4)                           0.58           14.00            868
     69       NCLH       Norwegian Cruise Line Holdings Limited (3)(4)             2.72           58.50          4,037
     19       ULTA       Ulta Salon Cosmetics & Fragrance, Inc. (4)                2.13          166.95          3,172

                       CONSUMER STAPLES - 1.25%

     81       PPC        Pilgrim's Pride Corporation (4)                           1.25           22.90          1,855

                       HEALTH CARE - 29.31%

     45       ALKS       Alkermes PLC (3)(4)                                       1.97          $65.05         $2,927
     25       ALNY       Alnylam Pharmaceuticals, Inc. (4)                         2.11          125.64          3,141
     48       BMRN       BioMarin Pharmaceutical, Inc. (4)                         4.67          144.50          6,936
     43       XRAY       DENTSPLY International, Inc.                              1.51           52.21          2,245
     53       ENDP       Endo International PLC (3)(4)                             3.00           84.02          4,453
     86       HOLX       Hologic, Inc. (4)                                         2.27           39.24          3,375
     54       INCY       Incyte Corporation (4)                                    4.11          113.00          6,102
     38       ISIS       Isis Pharmaceuticals, Inc. (4)                            1.37           53.69          2,040
     19       JAZZ       Jazz Pharmaceuticals PLC (3)(4)                           2.29          178.85          3,398
     26       MDVN       Medivation, Inc. (4)                                      1.82          104.07          2,706
     15       SHPG       Shire PLC (3)                                             2.57          254.73          3,821
     14       UTHR       United Therapeutics Corporation (4)                       1.62          172.14          2,410

                       INDUSTRIALS - 10.39%

     35       CTAS       Cintas Corporation                                        2.03           86.02          3,011
     60       HDS        HD Supply Holdings, Inc. (4)                              1.43           35.42          2,125
     35       JBHT       J.B. Hunt Transport Services, Inc.                        2.02           85.75          3,001
     93       JBLU       JetBlue Airways Corporation (4)                           1.38           21.99          2,045
     34       RYAAY      Ryanair Holdings PLC (3)                                  1.69           73.72          2,507
     21       TW         Towers Watson & Company                                   1.84          130.33          2,737



Continued




4     Investment Summary

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2015-3Q
(ADVISORS DISCIPLINED TRUST 1460)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, JULY 14, 2015 (CONTINUED)


                                                                              PERCENTAGE OF      MARKET       COST OF
 NUMBER       TICKER                                                       AGGREGATE OFFERING   VALUE PER    SECURITIES
OF SHARES     SYMBOL           ISSUER(1)                                          PRICE          SHARE(1)    TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

                       INFORMATION TECHNOLOGY - 35.20%

     46       DOX        Amdocs Limited (3)                                        1.74%         $56.30         $2,590
     27       ANSS       ANSYS, Inc. (4)                                           1.69           93.05          2,512
     41       ARMH       ARM Holdings PLC (3)                                      1.30           47.25          1,937
     23       ASML       ASML Holding NV (3)                                       1.60          103.30          2,376
     50       CDK        CDK Global, Inc.                                          1.79           53.18          2,659
     53       CDW        CDW Corporation                                           1.23           34.38          1,822
     22       FFIV       F5 Networks, Inc. (4)                                     1.73          116.99          2,574
     46       FEYE       FireEye, Inc. (4)                                         1.54           49.67          2,285
    181       FLEX       Flextronics International Limited (3)(4)                  1.31           10.76          1,948
    158       MRVL       Marvell Technology Group Limited (3)                      1.40           13.19          2,084
     92       MXIM       Maxim Integrated Products, Inc.                           1.99           32.13          2,956
     63       MCHP       Microchip Technology, Inc.                                1.91           44.95          2,832
     21       NTES       NetEase, Inc. (3)                                         1.99          141.04          2,962
     48       QRVO       Qorvo, Inc. (4)                                           2.47           76.61          3,677
     80       SABR       Sabre Corporation                                         1.39           25.80          2,064
     59       SWKS       Skyworks Solutions, Inc.                                  3.99          100.49          5,929
     37       SPLK       Splunk, Inc. (4)                                          1.77           71.17          2,633
     47       SNPS       Synopsys, Inc. (4)                                        1.60           50.71          2,383
     79       TRMB       Trimble Navigation Limited (4)                            1.25           23.61          1,865
     35       VRSN       VeriSign, Inc. (4)                                        1.51           64.06          2,242

                       TELECOMMUNICATION SERVICES - 1.02%

    304       FTR        Frontier Communications Corporation                       1.02            4.98          1,514

                                                                                ---------                    ----------
                                                                                 100.00%                      $148,614
                                                                                =========                    ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price or fair market value of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception
     date.    In accordance with Accounting Standards Codification 820, "Fair
     Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,614 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

               Bermuda         4.12%          Cayman Islands  8.26%
               Guernsey        1.74%          Ireland         8.95%
               Jersey          2.57%          Netherlands     1.60%
               Singapore       1.31%          United Kingdom  1.30%
               United States  70.15%

(4)  This is a non-income producing security.


                                                        Investment Summary     5

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                            THE NASDAQ Q-50 INDEX(SM)

  The Index is a market capitalization-weighted index designed to track the performance of securities of companies that are next-eligible for inclusion in the NASDAQ-100 Index(R). The Index is comprised of the Index Securities ranked by market capitalization and reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade, and biotechnology. It does not contain securities of financial companies, including banking and investment companies, as these are ineligible for NASDAQ-100 Index(R) inclusion. The Index eligibility criteria may be revised from time to time by NASDAQ OMX(R) without regard to the trust.

  INDEX ELIGIBILITY. Index eligibility is limited to specific security types only. The security types eligible for the Index include common stocks, ordinary shares, ADRs and tracking stocks. Security or company types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The Index does not contain securities of investment companies.

  INITIAL ELIGIBILITY CRITERIA. To be eligible for initial inclusion in the Index, a security must meet the existing NASDAQ-100 Index(R) criteria, stated as follows:

  * The issuer of the security's primary U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

  *  The security must be issued by a non-financial company;

  * The security may not be issued by an issuer currently in bankruptcy proceedings;

  * The security must have average daily trading volume of at least 200,000 shares;

  * If the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the rankings review process);

  * The issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

  * The issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

  * The issuer of the security must have "seasoned" on NASDAQ, NYSE or NYSE MKT (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of the initial listing).

  For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.


6     Understanding Your Investment

  CONTINUED ELIGIBILITY CRITERIA. In addition to the criteria above, the issuer of a security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end for continued inclusion in the Index. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the Index effective after the close of trading on the third Friday of the following month.

  For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

  QUARTERLY EVALUATION. Coinciding with the quarterly calendar cycle (i.e. March, June, September, and December), all securities that meet the initial inclusion criteria are evaluated and ranked by market value. The data used in the ranking includes January, April, July and October month-end NASDAQ market data and are updated for total shares outstanding submitted in a publicly filed Securities and Exchange Commission document through the end of the month prior to the quarterly evaluation. At such quarterly evaluations, the eligible securities of the top 50 companies by market value not currently in the NASDAQ-100 Index(R) are selected for inclusion in the Index. Any security additions and deletions shall be made effective after the close of trading on the third Friday of each March, June, September and December.

  Additionally, if at any time during the year other than the quarterly evaluations, an Index Security no longer meets the Index eligibility criteria, or is otherwise determined by the Index administrator to have become ineligible for continued inclusion in the Index, the security will be removed from the Index and will not be replaced. As a result, the Index may be comprised of securities of less than 50 companies at certain times. When a component security from the Index is added to the NASDAQ-100 Index(R), the security will be deleted from the Index and will not be replaced. Since the Index is subject to a quarterly evaluation while the review for eligible NASDAQ-100 Index(R) securities is done on a monthly basis, it is possible that a security added to the NASDAQ-100 Index(R) intra-quarter may not be a constituent of the Index at the time of addition to the NASDAQ-100 Index(R). If a company selected for inclusion in the Index has more than one class of eligible securities, all such classes of eligible securities will be included in the Index and weighted by market capitalization. As a result the Index may be comprised of more than 50 securities at certain times.

  INDEX INFORMATION. The trust is not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates (NASDAQ OMX, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the trust. The Corporations make no representation or warranty, express or implied to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly, or the ability of the Nasdaq Q-50 Index(SM) to track general stock market performance. The Corporations' only relationship to Advisors Asset Management, Inc. and the trust ("Licensee") is in the licensing of the Nasdaq(R), OMX(R), NASDAQ OMX(R), Nasdaq Q-50(SM), and Nasdaq Q-50 Index(SM) registered trademarks, and certain trade names and service marks of the Corporations and the use of the Nasdaq Q-50 Index(SM) which is determined, composed and


                                             Understanding Your Investment     7
calculated by NASDAQ OMX(R) without regard to Licensee. NASDAQ OMX(R) has no obligation to take the needs of the Licensee or the unitholders of the trust into consideration in determining, composing or calculating the Nasdaq Q-50 Index(SM). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the trust to be issued or in the determination or calculation of the equation by which the trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ Q-50(SM) INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ Q-50 INDEX(SM) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ Q-50(SM) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price


8     Understanding Your Investment
for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange, or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.95% of the public offering price and does not include deferred payments.

  MINIMUM PURCHASE. The minimum amount you can purchase of the trust appears on page 3 under "Essential Information", but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of


                                             Understanding Your Investment     9
any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             2.95%
     $50,000 - $99,999             2.70
     $100,000 - $249,999           2.45
     $250,000 - $499,999           2.20
     $500,000 - $999,999           1.95
     $1,000,000 or more            1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of the trust in these Fee


10     Understanding Your Investment

Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other unit investment trusts (regardless of sponsor). You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with (1) termination proceeds from an unaffiliated unit trust or (2) redemption proceeds from an unaffiliated unit trust if such trust is scheduled to terminate within 30 calendar days of the redemption. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.


                                            Understanding Your Investment     11

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial
offering period.   You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular


12     Understanding Your Investment
trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

  ROLLOVER OPTION. The trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of the trust for a rollover when the current trust terminates. When the trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on the trust's termination


                                            Understanding Your Investment     13
date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes".

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the income the trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends received by the trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual


14     Understanding Your Investment
distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs, the creation and development fee and the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  INDEX CORRELATION RISK is the risk that the performance of the trust will not sufficiently correspond with the target index. This can happen for reasons such as:

  * the impracticability of owning each of the index components with the exact weightings at a given time,

  * the trust will generally adjust component share weightings in an effort to match the index only when the index itself is rebalanced,

  *  the possibility of index tracking errors,

  * the inability to adequately replicate the weightings of certain index components due to round lot trading requirements or practices, especially in certain foreign securities markets,

  *  regulatory restrictions applicable to the trust,

  * the time that elapses between a change in the index and a change in the trust, and

  *  fees and expenses of the trust.


                                            Understanding Your Investment     15

  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio "concentrates" in a sector when securities issued by companies in a particular sector make up 25% or more of the portfolio. As the target index is rebalanced over time, the trust could be concentrated in other sectors at certain times.

  The trust invests significantly in stocks of companies in the INFORMATION TECHNOLOGY sector. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

  The trust invests significantly in stocks of HEALTH CARE COMPANIES.
Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

  FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or


16     Understanding Your Investment
unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

  SMALL AND MID-SIZE COMPANIES. The trust invests significantly in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities.


                                            Understanding Your Investment     17

No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                      HYPOTHETICAL PERFORMANCE INFORMATION

  The following table compares hypothetical annual performance information for the Index after deducting the trust's sales fees and expenses and the actual performance of the S&P 500 Index in each of the years listed below (and as of the most recent month). These hypothetical returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the Index returns shown for several reasons, including:

  * The impracticability of owning each of the Index components with the exact weightings at a given time;

  *  The possibility of Index tracking errors;

  * Total return figures do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * Extraordinary market events that are not expected to be repeated and may have affected performance; and

  * The trust often purchases or sells securities at prices differing from the closing prices used in buying and selling units.

  You should note that while the trust is designed to replicate the component stocks of the Index during its life, there is no assurance that this will be achieved. The Index underperformed its comparative index in certain years and we cannot guarantee the trust will outperform that index over the life of the trust or over consecutive rollover periods, if available.

                    HYPOTHETICAL COMPARISON OF TOTAL RETURNS
          -----------------------------------------------------------
                                  NASDAQ Q-50             S&P 500
             YEAR                  INDEX(SM)               INDEX
          -----------------------------------------------------------

            2008                    -40.99%               -36.99%
            2009                     37.82                 26.47
            2010                     27.56                 15.08
            2011                     -3.51                  2.09
            2012                     24.54                 15.99
            2013                     43.62                 32.36
            2014                     -0.84                 13.66
            2015 thru 6/30           12.27                  1.23

          -----------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.

  Past performance is no guarantee of future results. The above is not the past performance of the trust or a previous series of any trust and does not indicate the future performance of the trust. The actual returns of the trust will vary from the performance of the Index due to sales charges and expenses and because after the trust's formation, the stocks in the Index may change, or their amounts may be adjusted or rebalanced and these changes will only be reflected in the composition of the trust as described in this prospectus.

  The Index is a market capitalization-weighted index designed to track the performance of securities that are next-eligible for inclusion in the NASDAQ 100 Index(R) as described in


18     Understanding Your Investment
greater detail herein. The S&P 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the S&P 500 focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market. The indexes are unmanaged, not subject to fees, and not available or direct investment. It is not possible to invest directly in an index.

  The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  * to invest on an ongoing basis in substantially all of the stocks that comprise the trust's target index and to replicate the composition of the index,

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders, except to the extent such proceeds are used to replicate the target index composition. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities and/or property received will be


                                            Understanding Your Investment     19
deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

  Notwithstanding the preceding discussion, the trust will consist of as many of the securities in the trust's target index as is feasible on an ongoing basis. The trust seeks to invest in no less than 95% of the securities comprising its target index. It may be impracticable for the trust to own certain of such securities at any time. Adjustments to the trust to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index will generally only be made at the time the index itself is rebalanced, however, the trust reserves the right to do so as securities are sold to pay expenses or meet redemptions. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most under-represented in the trust. Changes in the index may occur as a result of merger or acquisition activity. In such cases, the trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The trust is not permitted to accept any such offers until such time as the issuer has been removed from the target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the target index will be sold as soon as practicable and will also be reinvested in the most underrepresented securities. If the target index is no longer maintained, we may continue operation of the trust using the index as it existed on the last date it was available or we may terminate the trust.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other


20     Understanding Your Investment
trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid. We may also terminate the trust if the target index is no longer maintained.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.


                                            Understanding Your Investment     21

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             2.25%
     $50,000 - $99,999             2.00
     $100,000 - $249,999           1.75
     $250,000 - $499,999           1.50
     $500,000 - $999,999           1.25
     $1,000,000 or more            0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 1.30% of the public offering price per unit. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.
The additional concession is based on total initial offering period sales of all Volume Concession A


22     Understanding Your Investment
trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of


                                            Understanding Your Investment     23
entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gain dividends and


24     Understanding Your Investment
return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the


                                            Understanding Your Investment     25
holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely


26     Understanding Your Investment
distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of shares may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio


                                            Understanding Your Investment     27
and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in
any calendar year.   All of these fees may adjust for inflation without your
approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust will pay a license fee to The NASDAQ OMX Group, Inc. for the use of the NASDAQ Q-50 Index(SM) and related data and trademarks/service marks. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).








28     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1460

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 4 and 5, of Advisors Disciplined Trust 1460, as of July 14, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of July 14, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 1460 as of July 14, 2015, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
July 14, 2015


ADVISORS DISCIPLINED TRUST 1460

STATEMENT OF FINANCIAL CONDITION AS OF JULY 14, 2015
-----------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . . . . . . . . . . $  148,614
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,614
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      570
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,177
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        751
                                                                                                 ----------
                                                                                                      3,498
                                                                                                 ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    150,120
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,506
    Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)  . .      3,498
                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    145,116
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  148,614
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,012
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    9.667
                                                                                                 ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $200,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.038 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     29

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to      6     The NASDAQ Q-50 Index(SM)
help you understand          8     How to Buy Units
your investment             12     How to Sell Your Units
                            14     Distributions
                            15     Investment Risks
                            18     Hypothetical Performance
                                   Information
                            19     How the Trust Works
                            24     Taxes
                            27     Expenses
                            28     Experts
                            28     Additional Information
                            29     Report of Independent Registered
                                   Public Accounting Firm
                            29     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1460
  Securities Act file number:  333-203327
  Investment Company Act file number:  811-21056






                              NASDAQ Q-50 INDEX(SM)
                                   PORTFOLIO,
                                 SERIES 2015-3Q


                                   PROSPECTUS


                                 JULY 14, 2015














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1460

                 NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2015-3Q

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          7
          Administration of the Trust                          11
          Portfolio Transactions and Brokerage Allocation      20
          Purchase, Redemption and Pricing of Units            20
          Taxation                                             26
          Performance Information                              32

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain, as closely as practicable, the same proportionate relationship among the securities in such trust as reflected in the trust's target index. Thus, although additional units will be issued, each unit will generally continue to represent approximately a weighting of the then current components of the target index at any such deposit. Precise duplication of the relationship among the securities in a trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the trust, including, but not limited to: (1) price movements of the various securities will not duplicate one another, (2) the trust may purchase shares of the securities in round lot quantities or may face round lot trading requirements or practices in certain securities markets, especially in certain foreign securities markets, (3) the impracticability of owning each of the index stocks with the exact weightings at a given time, (4) the trust will generally adjust component stock weightings in an effort to match the index only when the index itself is rebalanced, (5) the possibility of index tracking errors, (6) regulatory restrictions applicable to the trust, (7) the time that elapses between a change in the index and a change in the trust, (8) fees and expenses of the trust, (9) reinvestment of excess proceeds not needed to meet redemptions of units may not be sufficient to acquire equal round lots of all the securities in the trust, and (10) reinvestment of proceeds received from securities which are no longer components of the target index might not result in the purchase of an equal number of shares in any replacement security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees and costs.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide above average total return by investing in a portfolio of the stocks included in the NASDAQ Q-50 Index(SM). There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust seeks to invest on an ongoing basis in substantially all of the stocks that comprise the NASDAQ Q-50 Index(SM). There can be no assurance that this objective will be met. The initial portfolio seeks to replicate the composition of the NASDAQ Q-50 Index(SM) to the extent practicable. During the trust's life, the trust will change to reflect any change in the component stocks in the NASDAQ Q-50 Index(SM). The trust will generally change to reflect any changes in the weightings of the components within the index only at the time that the index is rebalanced. Precise replication of the securities in the index may not be achieved at the time of an index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the trust.

     By investing in substantially all of the stocks, in substantially the same proportions, which comprise an index, the trust seeks to produce investment results that generally correspond to the price and yield performance of the securities represented by such index over the term of the trust after consideration of trust sales fees, expenses and other charges. An investment in units should be made with an understanding that each trust includes payments of sales fees and expenses which are not be considered in public statements of the total return of the target index. If the trust's target index is no longer maintained, the trust may continue operations using the index as it existed on the last date it was available or the trust may be terminated.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Adjustments to the trust portfolio will be made during the life of the trust to match the weightings of the securities as closely as is feasible with their weightings in the trust's target index as the trust invests in new securities in connection with the creation of additional units, as companies are dropped from or added to such index or as securities are sold to meet redemptions. Adjustments may also be made from time to time to maintain the appropriate correlation between a trust and its target index. The proceeds from any sale will generally be invested in those securities that are most under-represented in the portfolio. In the case of merger and acquisition or similar corporate action activity, a trust, as a shareholder of an issuer which is the object of such activity, will presumably receive offers from potential acquirers of the issuer. The trustee is not permitted to accept any such offers until such time as the issuer has been removed from the trust's target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that a trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will generally be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the trust's target index will be sold as soon as practicable and will also generally be reinvested in the most under-represented securities.

     As a general rule, the only purchases and sales that will be made with respect to a trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the trust's target index, taking into consideration redemptions, sales of additional units and the other adjustments referred to elsewhere herein and in the prospectus. Such purchases and sales will be made in accordance with the trust agreement and procedures to be specified by the sponsor. The sponsor may direct the trustee to dispose of securities and either to acquire other securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to unitholders (i) as necessary to reflect any additions to or deletions from the trust's target index, (ii) as may be necessary to establish a closer correlation between the trust portfolio and the target index or (iii) as may be required for purposes of distributing to unitholders, when required, their pro rata share of any net realized capital gains or (iv) as the sponsor may otherwise determine. The sponsor may direct the trustee to acquire round lots of shares of the securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of units or for distributions to unitholders. In the event the trustee receives any securities or other properties relating to the securities (other than normal dividends) acquired in exchange for securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the security for which such securities or other property relates, or if such security is thereafter removed from the trust's target index, in any new security which is added as a component of such index.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in the circumstances provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances, except as described herein and in the prospectus to replicate the components of the trust's target index. Subject to the trust's objective and investment strategy, the trust agreement also provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

      If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders, except to the extent such proceeds are used to replicate the target index composition. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because the trust invests in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in the trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of the trust will be positive over any period of time. Because the trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     INDEX CORRELATION. The performance and/or composition of the trust might not sufficiently correspond with the performance or composition of the target index. This can happen for the following reasons, among others:

  * the impracticability of owning each of the index stocks with the exact weightings at a given time,

  * the trust will generally adjust component stock weightings in an effort to match the index only when the index itself is rebalanced,

  *  the possibility of index tracking errors,

  * the inability to adequately replicate the weightings of certain index components due to round lot trading requirements or practices,

  *  especially in certain foreign securities markets,

  * regulatory restrictions applicable to the trust, the time that elapses between a change in the index and a change in the trust, and

  *  fees and expenses of the trust.

     The trust will not be able, and does not seek, to replicate exactly the performance of its target index because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other trust expenses and sales fees, whereas such transaction costs, expenses and charges are not included in the calculation of an index. It is also possible that for periods of time, a trust may not replicate the composition of its target index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. It is also possible that the composition of a trust may not exactly replicate the composition of its target index if the trust has to adjust its portfolio holdings in order to continue to qualify as a "regulated investment company" under the federal tax laws.

     FOREIGN ISSUERS. Because a trust may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     A trust may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a trust might obtain had the trustee sold the currency in the market at that time.

     INFORMATION TECHNOLOGY. The trust may invest significantly in information technology companies. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies. Some key components of certain products of technology issuers are currently available only from single sources.

     There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer's technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the trust.

     Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low-end segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

     HEALTH CARE ISSUERS. The trust may invest significantly in health care companies. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

     Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans. The sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of securities in your trust.

     SMALL-CAP AND MID-CAP COMPANIES. Small and mid-size company stocks have customarily involved more investment risk than large company stocks. Small and mid-size companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small and mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small and mid-size companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units
without the consent of all affected      unitholders.  Except for the
amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc., acting through its unit investment trust division The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800 Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The trust will also pay a license fee to the provider of the trust's target index for the use of such index and related data, trademarks/service marks and other intellectual property. A trust may pay the costs of updating its registration statement each year. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. A trust may pay the costs of updating its registration statement each year.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXATION

     The prospectus summarizes some of the main U.S. federal income tax consequences of owning units of a trust. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, ort other investor with special circumstances. In addition, this section does not describe you state, local or foreign tax consequences. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     Your trust intends (i) to elect to be treated as, and (ii) to qualify annually as, a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, or net income derived from interests in certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and at least

90% of its net tax-exempt interest income each taxable year. There are certain exceptions for failure to qualify if the failure is for reasonable cause or is de minimis, and certain corrective action is taken and certain tax payments are made by the trust.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     Subject to certain reasonable cause and de minimis exceptions, if your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary income.

DISTRIBUTIONS

     Dividends paid out of the trust's investment company taxable income are generally taxable to a unitholder as ordinary income to the extent of the trust's earnings and profits, whether paid in cash or reinvested in additional units. However, certain ordinary income distributions received from the trust may be taxed at capital gains tax rates. In particular, ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain, provided that certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Dividends received by the trust from REITs and foreign corporations are qualifying dividends eligible for this lower tax rate only in certain circumstances. The trust will provide notice to its unitholders of the amount of any distributions which may be taken into account as a dividend which is eligible for the capital gains tax rates. The trust can not make any guarantees as to the amount of any distribution which will be regarded as a qualifying dividend.

     Under the "Health Care and Education Reconciliation Act of 2010," income from a trust may also be subject to a 3.8% "Medicare tax". This tax will generally apply to net investment income if the taxpayer's adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain domestic corporations may be reported by the trust as being eligible for the dividends received deduction.

     Distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, properly reported as capital gain dividends are taxable to a unitholder as long-term capital gains, regardless of how long the unitholder has held trust units. Unitholders receiving distributions in the form of additional units, rather than cash, generally will have a cost basis in each such unit equal to the value of a unit of the trust on the reinvestment date. A distribution of an amount in excess of the trust's current and accumulated earnings and profits will be treated by a unitholder as a return of capital which is applied against and reduces the unitholder's basis in his or her units. To the extent that the amount of any such distribution exceeds the unitholder's basis in his or her units, the excess will be treated by the unitholder as gain from a sale or exchange of the units.

     Unitholders will be notified annually as to the U.S. federal income tax status of distributions, and unitholders receiving distributions in the form of additional units will receive a report as to the value of those units.

SALE OR EXCHANGE OF TRUST UNITS

     Upon the sale or other disposition of units of the trust, which a unitholder holds as a capital asset, such a unitholder may realize a capital gain or loss which will be long-term or short-term, depending upon the unitholder's holding period for the units. Generally, a unitholder's gain or loss will be a long-term gain or loss if the units have been held for more than one year.

     Any loss realized on a sale or exchange will be disallowed to the extent that units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of units or to the extent that the unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on a disposition of trust units held by the unitholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of long-term capital gain received by the unitholder with respect to such units.

NATURE OF TRUST'S INVESTMENTS

     Certain of the trust's investment practices are subject to special and complex federal income tax provisions that may, among other things,
(i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),
(iv) cause the trust to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

FUTURES CONTRACTS AND OPTIONS

     The trust's transactions in futures contracts and options, if any, will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the trust (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the trust and may defer trust losses. These rules could, therefore, affect the character, amount and timing of distributions to unitholders. These provisions also (a) will require the trust to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the trust to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirements for avoiding excise taxes.

INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS

     If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs are not treated as qualified dividend income.

BACKUP WITHHOLDING

     The trust may be required to withhold U.S. federal income tax from all taxable distributions and sale proceeds payable to unitholders who fail to provide the trust with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate unitholders and certain other unitholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the unitholder's U.S. federal income tax liability.

NON-U.S. UNITHOLDERS

     U.S. taxation of a unitholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership ("non-U.S. unitholder") depends on whether the income of the trust is "effectively connected" with a U.S. trade or business carried on by the unitholder.

     In addition to the rules described in this section concerning the potential imposition of withholding on distributions to non-U.S. persons, distributions after June 30, 2014, to non-U.S. persons that are "financial institutions" may be subject to a withholding tax of 30% unless an agreement is in place between the financial institution and the U.S. Treasury to collect and disclose information about accounts, equity investments, or debt interests in the financial institution held by one or more U.S. persons or the institution is resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury. For these purpose, a "financial institution" means any entity that
(i) accepts deposits in the ordinary course of a banking or similar business,
(ii) holds financial assets for the account of others as a substantial portion of its business, or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest (including a futures contract or option) in such securities, partnership interests or commodities. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

     Distributions to non-financial non-U.S. entities (other than publicly traded foreign entities, entities owned by residents of U.S. possessions, foreign governments, international organizations, or foreign central banks) after June 30, 2014, will also be subject to a withholding tax of 30% if the entity does not certify that the entity does not have any substantial U.S. owners or provide the name, address and TIN of each substantial U.S. owner. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

     Income Not Effectively Connected. If the income from the trust is not "effectively connected" with a U.S. trade or business carried on by the non-U.S. unitholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions.

     Distributions of capital gain dividends and any amounts retained by the trust which are properly reported by the trust as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the non-U.S. unitholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. tax. In the case of a non-U.S. unitholder who is a nonresident alien individual, the trust may be required to withhold U.S. income tax from distributions of net capital gain unless the non-U.S. unitholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. If a non-U.S. unitholder is a nonresident alien individual, any gain such unitholder realizes upon the sale or exchange of such unitholder's units of the trust in the United States will ordinarily be exempt from U.S. tax unless the gain is U.S. source income and such unitholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

     In the case of dividends with respect to taxable years of the trust beginning prior to 2014, distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met.

     Income Effectively Connected. If the income from the trust is "effectively connected" with a U.S. trade or business carried on by a non-U.S. unitholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the trust which are properly reported by the trust as undistributed capital gains and any gains realized upon the sale or exchange of units of the trust will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Non-U.S. corporate unitholders may also be subject to the branch profits tax imposed by the Code. The tax consequences to a non-U.S. unitholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. unitholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the trust.

OTHER TAXATION

     Trust unitholders may be subject to state, local and foreign taxes on their trust distributions. Unitholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the trust.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 13 (File No. 333-116816) as filed on
       August 5, 2004.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trust.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485 (File No. 333-203629) as filed on
       May 15, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1460, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309 and 1341 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1460 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on July 14, 2015.


                                ADVISORS DISCIPLINED TRUST 1460

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 14, 2015 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

R. Scott Roberg            Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.